SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of APRIL 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: April 28, 2021

List of materials

Documents attached hereto:

i) Press release: Financial Statements and Consolidated Financial Results for the Fiscal Year Ended March 31, 2021 And Outlook for the Fiscal Year Ending March 31, 2022

Financial Statements and Consolidated Financial Results
for the Fiscal Year Ended March 31, 2021
And
Outlook for the Fiscal Year Ending March 31, 2022

April 28, 2021
Sony Group Corporation

Financial Statements (Unaudited)	F-1

Consolidated Balance Sheets	F-1
Consolidated Statements of Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Comprehensive Income (Fiscal year ended March 31)	F-2
Consolidated Statements of Income (Three months ended March 31)	F-3
Consolidated Statements of Comprehensive Income (Three months ended March 31)	F-3
Consolidated Statements of Changes in Stockholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6
- Business Segment Information	F-6
- Going Concern Assumption	F-13
- Accounting Policies and Other Information	F-13
- Subsequent event	F-15

Consolidated Results for the Fiscal Year Ended March 31, 2021	1

Outlook for the Fiscal Year Ending March 31, 2022	4

Business Segment Information (Consolidated Results for the Fiscal year ended March 31, 2021 and Outlook for the Fiscal year ending March 31, 2022)	5

Financial Target of the Fourth Mid-Range Plan	10

Basic Views on Selection of Accounting Standards	10

Supplemental Information (Effects of Transition to International Financial Reporting Standards (IFRS), as of February 3, 2021)	11

Other than the results forecast for the fiscal year ending March 31, 2022, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The results forecast for the fiscal year ending March 31, 2022 is presented on the basis of International Financial Reporting Standards (“IFRS”).

Sony Group Corporation and its consolidated subsidiaries are together referred to as “Sony” or “Sony Group”.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets

		(Millions of yen)
	March 31	March 31	Change from
ASSETS	2020	2021	March 31, 2020
Current assets:
Cash and cash equivalents	¥1,512,357	¥1,786,982	¥	+274,625
Marketable securities	1,847,772	2,902,438		+1,054,666
Notes and accounts receivable, trade and contract assets	1,028,793	1,099,300		+70,507
Allowance for credit losses	(25,873)	(29,406)		-3,533
Inventories	589,969	637,391		+47,422
Other receivables	188,106	283,499		+95,393
Prepaid expenses and other current assets	594,021	538,540		-55,481
Total current assets	5,735,145	7,218,744		+1,483,599

Film costs	427,336	459,426		+32,090

Investments and advances:
Affiliated companies	207,922	226,218		+18,296
Securities investments and other	12,526,210	14,046,196		+1,519,986
Allowance for credit losses	–	(8,419)		-8,419
	12,734,132	14,263,995		+1,529,863

Property, plant and equipment:
Land	81,482	79,557		-1,925
Buildings	659,556	683,249		+23,693
Machinery and equipment	1,725,720	1,748,961		+23,241
Construction in progress	76,391	100,728		+24,337
	2,543,149	2,612,495		+69,346
Less-Accumulated depreciation	1,634,505	1,627,061		-7,444
	908,644	985,434		+76,790

Other assets:
Operating lease right-of-use assets	359,510	337,322		-22,188
Finance lease right-of-use assets	33,100	39,772		+6,672
Intangibles, net	906,310	996,305		+89,995
Goodwill	783,888	827,149		+43,261
Deferred insurance acquisition costs	600,901	657,420		+56,519
Deferred income taxes	210,372	207,470		-2,902
Other	340,005	361,803		+21,798
	3,234,086	3,427,241		+193,155

Total assets	¥23,039,343	¥26,354,840	¥	+3,315,497

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥810,176	¥1,187,868	¥	+377,692
Current portion of long-term debt	29,807	131,699		+101,892
Current portion of long-term operating lease liabilities	68,942	73,362		+4,420
Notes and accounts payable, trade	380,810	599,569		+218,759
Accounts payable, other and accrued expenses	1,630,197	1,756,833		+126,636
Accrued income and other taxes	145,996	165,406		+19,410
Deposits from customers in the banking business	2,440,783	2,773,885		+333,102
Other	733,732	1,126,802		+393,070
Total current liabilities	6,240,443	7,815,424		+1,574,981

Long-term debt	634,966	773,294		+138,328
Long-term operating lease liabilities	314,836	290,259		-24,577
Accrued pension and severance costs	324,655	254,103		-70,552
Deferred income taxes	549,538	366,761		-182,777
Future insurance policy benefits and other	6,246,047	6,599,977		+353,930
Policyholders’ account in the life insurance business	3,642,271	4,331,065		+688,794
Other	289,285	294,302		+5,017
Total liabilities	18,242,041	20,725,185		+2,483,144

Redeemable noncontrolling interest	7,767	8,179		+412

Equity:
Sony Group Corporation’s stockholders’ equity:
Common stock	880,214	880,214	–
Additional paid-in capital	1,289,719	1,486,721		+197,002
Retained earnings	2,768,856	3,857,152		+1,088,296
Accumulated other comprehensive income	(580,980)	(524,020)		+56,960
Treasury stock, at cost	(232,503)	(124,228)		+108,275
	4,125,306	5,575,839		+1,450,533

Noncontrolling interests	664,229	45,637		-618,592
Total equity	4,789,535	5,621,476		+831,941
Total liabilities and equity	¥23,039,343	¥26,354,840	¥	+3,315,497

Consolidated Statements of Income

	(Millions of yen, except per share amounts)
	Fiscal year ended March 31
	2020	2021	Change
Sales and operating revenue:
Net sales	¥6,856,090	¥7,252,766	¥	+396,676
Financial services revenue	1,299,847	1,661,520		+361,673
Other operating revenue	103,948	85,074		-18,874
	8,259,885	8,999,360		+739,475

Costs and expenses:
Cost of sales	4,753,174	5,072,596		+319,422
Selling, general and administrative	1,502,625	1,469,955		-32,670
Financial services expenses	1,171,875	1,488,963		+317,088
Other operating (income) expense, net	(3,611)	7,468		+11,079
	7,424,063	8,038,982		+614,919

Equity in net income of affiliated companies	9,637	11,487		+1,850

Operating income	845,459	971,865		+126,406

Other income:
Interest and dividends	19,278	10,457		-8,821
Gain on equity securities, net	–	247,026		+247,026
Other	2,671	6,752		+4,081
	21,949	264,235		+242,286

Other expenses:
Interest expenses	11,090	12,185		+1,095
Loss on equity securities, net	20,180	–		-20,180
Foreign exchange loss, net	26,789	16,056		-10,733
Net periodic benefit costs other than service costs	4,572	8,811		+4,239
Other	5,327	6,678		+1,351
	67,958	43,730		-24,228

Income before income taxes	799,450	1,192,370		+392,920

Income taxes	177,190	995		-176,195

Net income	622,260	1,191,375		+569,115

Less - Net income attributable to noncontrolling interests	40,069	19,599		-20,470

Net income attributable to Sony Group Corporation’s
stockholders	¥582,191	¥1,171,776	¥	+589,585

Per share data:
Net income attributable to Sony Group Corporation’s
stockholders
— Basic	¥471.64	¥952.29	¥	+480.65
— Diluted	461.23	936.90		+475.67

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	Fiscal year ended March 31
	2020	2021	Change
Net income	¥622,260	¥1,191,375	¥	+569,115

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	40,390	(102,492)		-142,882
Unrealized gains on derivative instruments	1,267	1,513		+246
Pension liability adjustment	74,971	12,965		-62,006
Foreign currency translation adjustments	(75,888)	106,826		+182,714
Debt valuation adjustments	3,032	(3,120)		-6,152

Total comprehensive income	666,032	1,207,067		+541,035

Less - Comprehensive income attributable
to noncontrolling interests	54,151	8,231		-45,920

Comprehensive income attributable
to Sony Group Corporation’s stockholders	¥611,881	¥1,198,836	¥	+586,955

Consolidated Statements of Income

	(Millions of yen, except per share amounts)
	Three months ended March 31
	2020	2021	Change
Sales and operating revenue:
Net sales	¥1,537,308	¥1,771,417	¥	+234,109
Financial services revenue	184,556	421,065		+236,509
Other operating revenue	26,876	27,937		+1,061
	1,748,740	2,220,419		+471,679

Costs and expenses:
Cost of sales	1,123,928	1,319,092		+195,164
Selling, general and administrative	397,510	429,647		+32,137
Financial services expenses	174,664	386,086		+211,422
Other operating expense, net	20,406	23,959		+3,553
	1,716,508	2,158,784		+442,276

Equity in net income of affiliated companies	3,215	4,845		+1,630

Operating income	35,447	66,480		+31,033

Other income:
Interest and dividends	4,620	3,348		-1,272
Gain on equity securities, net	–	41,299		+41,299
Other	587	2,542		+1,955
	5,207	47,189		+41,982

Other expenses:
Interest expenses	2,297	4,920		+2,623
Loss on equity securities, net	20,552	–		-20,552
Foreign exchange loss, net	17,413	7,372		-10,041
Net periodic benefit costs other than service costs	98	1,069		+971
Other	4,277	4,832		+555
	44,637	18,193		-26,444

Income (loss) before income taxes	(3,983)	95,476		+99,459

Income taxes	(19,726)	(11,646)		+8,080

Net income	15,743	107,122		+91,379

Less - Net income attributable to noncontrolling interests	3,099	122		-2,977

Net income attributable to Sony Group Corporation’s
stockholders	¥12,644	¥107,000	¥	+94,356

Per share data:
Net income attributable to Sony Group Corporation’s
stockholders
— Basic	¥10.33	¥86.41	¥	+76.08
— Diluted	10.10	85.44		+75.34

Consolidated Statements of Comprehensive Income

	(Millions of yen)
	Three months ended March 31
	2020	2021	Change
Net income	¥15,743	¥107,122	¥	+91,379

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	25,633	(38,064)		-63,697
Unrealized gains on derivative instruments	1,207	845		-362
Pension liability adjustment	(11,191)	6,160		+17,351
Foreign currency translation adjustments	(58,387)	133,613		+192,000
Debt valuation adjustments	3,032	(1,283)		-4,315

Total comprehensive income (loss)	(23,963)	208,393		+232,356

Less - Comprehensive income attributable
to noncontrolling interests	12,516	1,365		-11,151

Comprehensive income (loss) attributable
to Sony Group Corporation’s stockholders	¥(36,479)	¥207,028	¥	+243,507

Consolidated Statements of Changes in Stockholders' Equity

								(Millions of yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2019	¥874,291	¥1,266,874	¥2,320,586	¥(610,670)	¥(104,704)	¥3,746,377	¥690,313	¥4,436,690

Cumulative effect of ASU 2016-02			(7,472)			(7,472)		(7,472)
Issuance of new shares	529	529				1,058		1,058
Exercise of stock acquisition rights	5,179	5,180				10,359		10,359
Conversion of convertible bonds	215	215				430		430
Stock-based compensation		1,980				1,980		1,980

Comprehensive income:
Net income			582,191			582,191	40,069	622,260
Other comprehensive income, net of tax
Unrealized gains on securities				26,156		26,156	14,234	40,390
Unrealized gains on derivative instruments				1,267		1,267		1,267
Pension liability adjustment				74,937		74,937	34	74,971
Foreign currency translation adjustments				(74,643)		(74,643)	(1,245)	(75,888)
Debt valuation adjustments				1,973		1,973	1,059	3,032
Total comprehensive income						611,881	54,151	666,032

Stock issue costs, net of tax		(80)				(80)		(80)
Dividends declared			(55,111)			(55,111)	(25,885)	(80,996)
Purchase of treasury stock					(200,211)	(200,211)		(200,211)
Reissuance of treasury stock		0			2	2		2
Cancellation of treasury stock		(1,072)	(71,338)		72,410	–		–
Transactions with noncontrolling interests
shareholders and other		16,093				16,093	(54,350)	(38,257)
Balance at March 31, 2020	¥880,214	1,289,719	2,768,856	(580,980)	(232,503)	4,125,306	664,229	4,789,535

On November 18, 2019, Sony, through a wholly-owned subsidiary in the Pictures segment, acquired AT&T Inc.’s (“AT&T”) 42% equity interest in Game Show Network, LLC (“Game Show Network”), a U.S.-based media network subsidiary.  As a result of this acquisition, Game Show Network has become a wholly-owned subsidiary of Sony.  Sony paid 53,992 million yen (496 million U.S. dollars) to AT&T, including 129 million U.S. dollars of dividends Sony distributed to AT&T prior to the acquisition.  The difference between the cash paid and the carrying amount of the noncontrolling interests was recognized as an increase to additional paid-in capital.

								(Millions of yen)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Group Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2020	¥880,214	¥1,289,719	¥2,768,856	¥(580,980)	¥(232,503)	¥4,125,306	¥664,229	¥4,789,535

Cumulative effect of ASU 2016-13			(3,669)			(3,669)	(1,386)	(5,055)
Exercise of stock acquisition rights		(354)	(735)		18,074	16,985		16,985
Conversion of convertible bonds			(11,060)		89,402	78,342		78,342
Stock-based compensation		1,577				1,577		1,577

Comprehensive income:
Net income			1,171,776			1,171,776	19,599	1,191,375
Other comprehensive income, net of tax
Unrealized losses on securities				(90,521)		(90,521)	(11,971)	(102,492)
Unrealized gains on derivative instruments				1,513		1,513		1,513
Pension liability adjustment				12,962		12,962	3	12,965
Foreign currency translation adjustments				105,643		105,643	1,183	106,826
Debt valuation adjustments				(2,537)		(2,537)	(583)	(3,120)
Total comprehensive income						1,198,836	8,231	1,207,067

Dividends declared			(68,016)			(68,016)	(12,996)	(81,012)
Purchase of treasury stock					(366)	(366)		(366)
Reissuance of treasury stock		354			1,165	1,519		1,519
Transactions with noncontrolling interests
shareholders and other		195,425		29,900		225,325	(612,441)	(387,116)
Balance at March 31, 2021	¥880,214	1,486,721	3,857,152	(524,020)	(124,228)	5,575,839	45,637	5,621,476

In the quarter ended September 30, 2020, Sony Group Corporation acquired all the common shares and the related stock acquisition rights not held by Sony Group Corporation of Sony Financial Holdings Inc. (“SFH”), a consolidated subsidiary of Sony Group Corporation, and SFH has become a wholly-owned subsidiary of Sony Group Corporation.  Consideration for this acquisition was 396,698 million yen.  The net difference between the consideration, the decrease in the carrying amount of the noncontrolling interests of 622,364 million yen and the increase in accumulated other comprehensive income of 30,203 million yen was recognized as an increase to additional paid-in capital of 195,463 million yen.

Consolidated Statements of Cash Flows

	(Millions of yen)
	Fiscal year ended March 31
	2020	2021
Cash flows from operating activities:
Net income	¥622,260	¥1,191,375
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	416,642	390,693
Amortization of film costs	329,809	273,044
Accrual for pension and severance costs, less payments	8,948	(42,936)
Other operating (income) expense, net	(3,611)	7,468
(Gain) loss on securities investments, net (other than financial services business)	20,177	(247,033)
(Gain) loss on marketable securities and Securities investments held in the financial
services business, net	93,088	(478,321)
Deferred income taxes	4,799	(153,427)
Equity in net income of affiliated companies, net of dividends	(5,114)	(4,948)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade and contract assets	62,654	(37,779)
(Increase) decrease in inventories	40,315	(57,007)
Increase in film costs	(361,194)	(280,541)
Increase (decrease) in notes and accounts payable, trade	(91,435)	211,939
Increase (decrease) in accrued income and other taxes	(40,144)	80,165
Increase in future insurance policy benefits and other	520,683	905,343
Increase in deferred insurance acquisition costs	(99,433)	(102,289)
Increase in marketable securities held in the life insurance business	(124,270)	(156,132)
Increase in other current assets	(37,286)	(102,400)
Increase (decrease) in other current liabilities	(27,083)	62,619
Other	19,940	(109,683)
Net cash provided by operating activities	1,349,745	1,350,150

Cash flows from investing activities:
Payments for purchases of fixed assets	(439,761)	(512,239)
Proceeds from sales of fixed assets	18,758	15,823
Payments for investments and advances by financial services business	(1,319,062)	(1,631,017)
Payments for investments and advances
(other than financial services business)	(48,853)	(103,143)
Proceeds from sales or return of investments and collections of advances
by financial services business	343,740	449,081
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	14,456	20,309
Proceeds from sales of businesses	12,816	3,151
Proceeds from sales of Olympus Corporation Shares	80,357	–
Other	(14,729)	(23,481)
Net cash used in investing activities	(1,352,278)	(1,781,516)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	118,447	406,857
Payments of long-term debt	(198,055)	(98,134)
Increase in short-term borrowings, net	193,332	355,536
Proceeds from issuance of short-term borrowings in connection with
payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	396,500
Payments of short-term borrowings in connection with
payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	(396,500)
Increase in deposits from customers in the financial services business, net	258,720	467,286
Dividends paid	(49,574)	(61,288)
Payments for purchase of treasury stock	(200,211)	(366)
Payment for purchase of noncontrolling interest in Game Show Network, LLC	(39,894)	–
Payment for purchase of noncontrolling interest in Sony Financial Holdings Inc.	–	(396,698)
Other	(17,107)	(6,226)
Net cash provided by financing activities	65,658	666,967

Effect of exchange rate changes on cash and cash equivalents, including restricted	(21,643)	36,668

Net increase in cash and cash equivalents, including restricted	41,482	272,269
Cash and cash equivalents, including restricted, at beginning of the fiscal year	1,473,813	1,515,295

Cash and cash equivalents, including restricted, at end of the fiscal year	1,515,295	1,787,564

Less - restricted cash and cash equivalents, included in other current assets and
other assets	2,938	582
Cash and cash equivalents at end of the fiscal year	¥1,512,357	¥1,786,982

Notes to Consolidated Financial Statements
Business Segment Information
(Business Segments)

	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue	2020	2021	Change
Game & Network Services
Customers	¥1,919,760	¥2,604,713	¥	+684,953
Intersegment	57,791	51,565		-6,226
Total	1,977,551	2,656,278		+678,727

Music
Customers	838,592	927,250		+88,658
Intersegment	11,317	12,617		+1,300
Total	849,909	939,867		+89,958

Pictures
Customers	1,010,714	757,580		-253,134
Intersegment	1,140	1,187		+47
Total	1,011,854	758,767		-253,087

Electronics Products & Solutions
Customers	1,969,880	1,902,887		-66,993
Intersegment	21,388	17,843		-3,545
Total	1,991,268	1,920,730		-70,538

Imaging & Sensing Solutions
Customers	985,259	937,859		-47,400
Intersegment	85,317	74,638		-10,679
Total	1,070,576	1,012,497		-58,079

Financial Services
Customers	1,299,847	1,661,520		+361,673
Intersegment	7,901	7,401		-500
Total	1,307,748	1,668,921		+361,173

All Other
Customers	214,999	196,517		-18,482
Intersegment	36,421	32,736		-3,685
Total	251,420	229,253		-22,167

Corporate and elimination	(200,441)	(186,953)		+13,488
Consolidated total	¥8,259,885	¥8,999,360	¥	+739,475

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Imaging & Sensing Solutions (“I&SS”) intersegment amounts primarily consist of transactions with the G&NS segment and the Electronics Products & Solutions (“EP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Fiscal year ended March 31
Operating income (loss)	2020	2021	Change
Game & Network Services	¥238,400	¥342,192	¥	+103,792
Music	142,345	188,056		+45,711
Pictures	68,157	80,478		+12,321
Electronics Products & Solutions	87,276	139,180		+51,904
Imaging & Sensing Solutions	235,584	145,876		-89,708
Financial Services	129,597	164,582		+34,985
All Other	16,288	11,368		-4,920
Total	917,647	1,071,732		+154,085

Corporate and elimination	(72,188)	(99,867)		-27,679
Consolidated total	¥845,459	¥971,865	¥	+126,406

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Business Segments)

	(Millions of yen)
	Three months ended March 31
Sales and operating revenue	2020	2021	Change
Game & Network Services
Customers	¥423,388	¥645,330	¥	+221,942
Intersegment	10,182	14,975		+4,793
Total	433,570	660,305		+226,735

Music
Customers	207,951	263,372		+55,421
Intersegment	3,492	4,050		+558
Total	211,443	267,422		+55,979

Pictures
Customers	328,866	200,046		-128,820
Intersegment	282	124		-158
Total	329,148	200,170		-128,978

Electronics Products & Solutions
Customers	357,095	430,253		+73,158
Intersegment	6,330	4,985		-1,345
Total	363,425	435,238		+71,813

Imaging & Sensing Solutions
Customers	210,689	211,725		+1,036
Intersegment	20,478	20,564		+86
Total	231,167	232,289		+1,122

Financial Services
Customers	184,556	421,065		+236,509
Intersegment	1,848	1,878		+30
Total	186,404	422,943		+236,539

All Other
Customers	33,295	46,083		+12,788
Intersegment	7,364	7,374		+10
Total	40,659	53,457		+12,798

Corporate and elimination	(47,076)	(51,405)		-4,329
Consolidated total	¥1,748,740	¥2,220,419	¥	+471,679

G&NS intersegment amounts primarily consist of transactions with All Other.
I&SS intersegment amounts primarily consist of transactions with the G&NS segment and the EP&S segment.
All Other intersegment amounts primarily consist of transactions with the G&NS segment, the Music segment and the Pictures segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen)
	Three months ended March 31
Operating income (loss)	2020	2021	Change
Game & Network Services	¥46,159	¥33,040		¥-13,119
Music	30,338	40,621		+10,283
Pictures	23,041	1,778		-21,263
Electronics Products & Solutions	(59,513)	(11,469)		+48,044
Imaging & Sensing Solutions	34,496	20,219		-14,277
Financial Services	12,079	27,066		+14,987
All Other	(4,217)	(3,481)		+736
Total	82,383	107,774		+25,391

Corporate and elimination	(46,936)	(41,294)		+5,642
Consolidated total	¥35,447	¥66,480	¥	+31,033

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.

(Sales to Customers by Product Category)

The following table is a breakdown of sales and operating revenue to external customers by product category for each segment.  Sony management views each segment as a single operating segment.

	(Millions of yen)
	Fiscal year ended March 31
Sales and operating revenue (to external customers)	2020	2021	Change

Game & Network Services
Digital Software and Add-on Content	¥1,010,296	¥1,454,654	¥	+444,358
Network Services	337,265	382,950		+45,685
Hardware and Others	572,199	767,109		+194,910
Total	1,919,760	2,604,713		+684,953

Music
Recorded Music - Streaming	276,039	337,100		+61,061
Recorded Music - Others	191,114	179,167		-11,947
Music Publishing	157,478	156,862		-616
Visual Media and Platform	213,961	254,121		+40,160
Total	838,592	927,250		+88,658

Pictures
Motion Pictures	475,061	271,081		-203,980
Television Productions	301,224	267,123		-34,101
Media Networks	234,429	219,376		-15,053
Total	1,010,714	757,580		-253,134

Electronics Products & Solutions
Televisions	646,513	709,007		+62,494
Audio and Video	346,060	313,975		-32,085
Still and Video Cameras	384,142	338,694		-45,448
Mobile Communications	362,144	358,580		-3,564
Other	231,021	182,631		-48,390
Total	1,969,880	1,902,887		-66,993

Imaging & Sensing Solutions	985,259	937,859		-47,400

Financial Services	1,299,847	1,661,520		+361,673

All Other	214,999	196,517		-18,482

Corporate	20,834	11,034		-9,800
Consolidated total	¥8,259,885	¥8,999,360	¥	+739,475

(Sales to Customers by Product Category)

	(Millions of yen)
	Three months ended March 31
Sales and operating revenue (to external customers)	2020	2021	Change

Game & Network Services
Digital Software and Add-on Content	¥262,461	¥330,167	¥	+67,706
Network Services	83,798	97,984		+14,186
Hardware and Others	77,129	217,179		+140,050
Total	423,388	645,330		+221,942

Music
Recorded Music - Streaming	69,948	101,310		+31,362
Recorded Music - Others	47,102	51,435		+4,333
Music Publishing	40,065	43,209		+3,144
Visual Media and Platform	50,836	67,418		+16,582
Total	207,951	263,372		+55,421

Pictures
Motion Pictures	152,475	62,210		-90,265
Television Productions	120,620	76,228		-44,392
Media Networks	55,771	61,608		+5,837
Total	328,866	200,046		-128,820

Electronics Products & Solutions
Televisions	96,414	149,951		+53,537
Audio and Video	61,821	66,033		+4,212
Still and Video Cameras	62,251	80,482		+18,231
Mobile Communications	70,380	74,150		+3,770
Other	66,229	59,637		-6,592
Total	357,095	430,253		+73,158

Imaging & Sensing Solutions	210,689	211,725		+1,036

Financial Services	184,556	421,065		+236,509

All Other	33,295	46,083		+12,788

Corporate	2,900	2,545		-355
Consolidated total	¥1,748,740	¥2,220,419	¥	+471,679

Sony has realigned its product category configuration in the Music segment with a more detailed breakdown in Recorded Music from the fourth quarter of the fiscal year ended March 31, 2020.  In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Digital Software and Add-on Content includes distribution of software titles and add-on content through network by Sony Interactive Entertainment; Network Services includes network services relating to game, video and music content; Hardware and Others includes home gaming consoles, packaged software and peripheral devices.  In the Music segment, Recorded Music - Streaming includes the distribution of digital recorded music by streaming; Recorded Music - Others includes the distribution of recorded music by physical media and digital download as well as revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animation titles, including game applications based on the animation titles, and various service offerings for music and visual products.  In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of live-action and animated motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.  In the EP&S segment, Televisions includes LCD and OLED televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices; Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Mobile Communications includes smartphones and an internet-related service business; Other includes display products such as projectors and medical equipment.

Within the EP&S segment, the operating income (loss) of Mobile Communications for the fiscal years ended March 31, 2020 and 2021 was (21,057) million yen and 27,671 million yen, respectively.  In addition, the operating loss of Mobile Communications for the three months ended March 31, 2020 and 2021 was (29,696) million yen and (14,115) million yen, respectively.

(Condensed Financial Services Financial Statements)

The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Both financial statements include transactions between the Financial Services segment and Sony without the Financial Services segment (including noncontrolling interests) and the figures shown in the respective presentations are before the elimination and offsetting of such transactions and deferred tax assets and deferred tax liabilities of each.  Such intercompany balances are eliminated and/or offset in the consolidated financial statements.

Condensed Balance Sheets

	(Millions of yen)
	Financial Services		Sony without Financial Services		Consolidated
	March 31	March 31	March 31	March 31	March 31	March 31
	2020	2021	2020	2021	2020	2021
ASSETS
Current assets:
Cash and cash equivalents	¥550,039	¥497,218	¥962,318	¥1,289,764	¥1,512,357	¥1,786,982
Marketable securities	1,847,772	2,902,438	–	–	1,847,772	2,902,438
Notes and accounts receivable, trade and contract assets	10,532	15,125	999,976	1,070,079	1,002,920	1,069,894
Inventories	–	–	589,969	637,391	589,969	637,391
Other receivables	73,117	63,725	115,100	220,069	188,106	283,499
Prepaid expenses and other current assets	181,247	181,540	413,496	369,696	594,021	538,540
Total current assets	2,662,707	3,660,046	3,080,859	3,586,999	5,735,145	7,218,744

Film costs	–	–	427,336	459,426	427,336	459,426

Investments and advances	12,457,977	13,588,848	351,936	749,661	12,734,132	14,263,995

Investments in Financial Services, at cost	–	–	153,968	550,483	–	–

Property, plant and equipment	18,247	19,252	890,640	966,237	908,644	985,434

Other assets:
Right-of-use assets	58,897	66,952	333,753	310,145	392,610	377,094
Intangibles, net	49,871	53,069	856,439	943,236	906,310	996,305
Goodwill	10,834	10,834	773,054	816,315	783,888	827,149
Deferred insurance acquisition costs	600,901	657,420	–	–	600,901	657,420
Deferred income taxes	10,365	1,506	200,021	303,778	210,372	207,470
Other	38,949	35,010	305,028	330,754	340,005	361,803
	769,817	824,791	2,468,295	2,704,228	3,234,086	3,427,241

Total assets	¥15,908,748	¥18,092,937	¥7,373,034	¥9,017,034	¥23,039,343	¥26,354,840

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥758,737	¥1,153,504	¥81,246	¥166,063	¥839,983	¥1,319,567
Short-term operating lease liabilities	9,363	9,422	59,595	63,941	68,942	73,362
Notes and accounts payable, trade	–	–	380,810	599,569	380,810	599,569
Accounts payable, other and accrued expenses	40,457	39,885	1,591,072	1,718,252	1,630,197	1,756,833
Accrued income and other taxes	22,825	3,944	123,171	161,462	145,996	165,406
Deposits from customers in the banking business	2,440,783	2,773,885	–	–	2,440,783	2,773,885
Other	226,455	632,047	514,368	521,753	733,732	1,126,802
Total current liabilities	3,498,620	4,612,687	2,750,262	3,231,040	6,240,443	7,815,424

Long-term debt	240,143	329,157	398,793	448,098	634,966	773,294
Long-term operating lease liabilities	41,192	36,890	273,668	253,369	314,836	290,259
Accrued pension and severance costs	34,211	34,637	290,444	219,466	324,655	254,103
Deferred income taxes	391,883	359,060	173,022	120,576	549,538	366,761
Future insurance policy benefits and other	6,246,047	6,599,977	–	–	6,246,047	6,599,977
Policyholders’ account in the life insurance business	3,642,271	4,331,065	–	–	3,642,271	4,331,065
Other	21,843	18,234	289,574	296,785	289,285	294,302
Total liabilities	14,116,210	16,321,707	4,175,763	4,569,334	18,242,041	20,725,185

Redeemable noncontrolling interest	–	–	7,767	8,179	7,767	8,179

Equity:
Stockholders’ equity of Financial Services	1,790,333	1,768,300	–	–	–	–
Stockholders’ equity of Sony without Financial Services	–	–	3,159,071	4,396,814	–	–
Sony Group Corporation’s stockholders’ equity	–	–	–	–	4,125,306	5,575,839
Noncontrolling interests	2,205	2,930	30,433	42,707	664,229	45,637
Total equity	1,792,538	1,771,230	3,189,504	4,439,521	4,789,535	5,621,476

Total liabilities and equity	¥15,908,748	¥18,092,937	¥7,373,034	¥9,017,034	¥23,039,343	¥26,354,840

Condensed Statements of Income

	(Millions of yen)
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Financial services revenue	¥1,307,748	¥1,668,921	¥–	¥–	¥1,299,847	¥1,661,520
Net sales and operating revenue	–	–	6,965,971	7,344,111	6,960,038	7,337,840
	1,307,748	1,668,921	6,965,971	7,344,111	8,259,885	8,999,360

Cost of sales	–	–	4,764,014	5,083,615	4,753,174	5,072,596
Selling, general and administrative	–	–	1,497,764	1,465,450	1,502,625	1,469,955
Financial services expenses	1,179,776	1,496,364	–	–	1,171,875	1,488,963
Other operating (income) expenses, net	(1,729)	7,975	(3,841)	(507)	(3,611)	7,468
	1,178,047	1,504,339	6,257,937	6,548,558	7,424,063	8,038,982

Equity in net income (loss) of affiliated companies	(104)	–	9,741	11,487	9,637	11,487

Operating income	129,597	164,582	717,775	807,040	845,459	971,865

Other income (expenses), net	(20)	(84)	(28,299)	240,402	(46,009)	220,505

Income before income taxes	129,577	164,498	689,476	1,047,442	799,450	1,192,370

Income taxes	36,311	47,068	141,552	(46,365)	177,190	995

Net income	93,266	117,430	547,924	1,093,807	622,260	1,191,375

Less - Net income attributable to noncontrolling interests	483	695	7,092	3,552	40,069	19,599

Net income of Financial Services	¥92,783	¥116,735	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥540,832	¥1,090,255	¥–	¥–

Net income attributable to Sony Group Corporation's stockholders	¥–	¥–	¥–	¥–	¥582,191	¥1,171,776

	Three months ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021

Financial services revenue	¥186,404	¥422,943	¥–	¥–	¥184,556	¥421,065
Net sales and operating revenue	–	–	1,565,748	1,801,399	1,564,184	1,799,354
	186,404	422,943	1,565,748	1,801,399	1,748,740	2,220,419

Cost of sales	–	–	1,126,454	1,321,882	1,123,928	1,319,092
Selling, general and administrative	–	–	396,580	429,116	397,510	429,647
Financial services expenses	176,513	387,964	–	–	174,664	386,086
Other operating (income) expenses, net	(1,771)	7,913	20,232	16,046	20,406	23,959
	174,742	395,877	1,543,266	1,767,044	1,716,508	2,158,784

Equity in net income of affiliated companies	417	–	2,798	4,845	3,215	4,845

Operating income	12,079	27,066	25,280	39,200	35,447	66,480

Other income (expenses), net	(5)	(21)	(39,424)	29,016	(39,430)	28,996

Income (Loss) before income taxes	12,074	27,045	(14,144)	68,216	(3,983)	95,476

Income taxes	2,077	9,454	(21,129)	(21,170)	(19,726)	(11,646)

Net income	9,997	17,591	6,985	89,386	15,743	107,122

Less - Net income (loss) attributable to noncontrolling interests	224	195	(625)	(72)	3,099	122

Net income of Financial Services	¥9,773	¥17,396	¥–	¥–	¥–	¥–

Net income of Sony without Financial Services	¥–	¥–	¥7,610	¥89,458	¥–	¥–

Net income attributable to Sony Group Corporation's stockholders	¥–	¥–	¥–	¥–	¥12,644	¥107,000

Condensed Statements of Cash Flows

	(Millions of yen)
	Fiscal year ended March 31
	Financial Services		Sony without Financial Services		Consolidated
	2020	2021	2020	2021	2020	2021
Cash flows from operating activities:
Net income (loss)	¥93,266	¥117,430	¥547,924	¥1,093,807	¥622,260	¥1,191,375
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of
deferred insurance acquisition costs and contract costs	106,667	59,885	309,975	330,808	416,642	390,693
Amortization of film costs	–	–	329,809	273,044	329,809	273,044
Other operating (income) expenses, net	(1,729)	7,975	(3,841)	(507)	(3,611)	7,468
(Gain) loss on marketable securities and
securities investments, net	93,088	(478,321)	20,177	(247,033)	113,265	(725,354)
Changes in assets and liabilities:
(Increase) decrease in notes, accounts receivable, trade
and contract assets	5,947	(4,594)	55,466	(40,908)	62,654	(37,779)
(Increase) decrease in inventories	–	–	40,315	(57,007)	40,315	(57,007)
(Increase) decrease in film costs	–	–	(361,194)	(280,541)	(361,194)	(280,541)
Increase (decrease) in notes and accounts
payable, trade	–	–	(91,435)	211,939	(91,435)	211,939
Increase (decrease) in future insurance policy
benefits and other	520,683	905,343	–	–	520,683	905,343
(Increase) decrease in deferred insurance
acquisition costs	(99,433)	(102,289)	–	–	(99,433)	(102,289)
(Increase) decrease in marketable securities held
in the life insurance business	(124,270)	(156,132)	–	–	(124,270)	(156,132)
Other	10,021	(101,649)	(84,346)	(161,425)	(75,940)	(270,610)
Net cash provided by (used in) operating activities	604,240	247,648	762,850	1,122,177	1,349,745	1,350,150

Cash flows from investing activities:
Payments for purchases of fixed assets	(21,822)	(18,564)	(420,149)	(493,740)	(439,761)	(512,239)
Payments for investments and advances	(1,319,888)	(1,631,017)	(48,853)	(103,143)	(1,367,915)	(1,734,160)
Proceeds from sales or return of investments and
collections of advances	343,740	449,081	94,813	20,309	438,553	469,390
Other	8,873	72	11,100	(4,579)	16,845	(4,507)
Net cash provided by (used in) investing activities	(989,097)	(1,200,428)	(363,089)	(581,153)	(1,352,278)	(1,781,516)

Cash flows from financing activities:
Increase (decrease) in borrowings, net	193,709	462,895	(79,752)	201,364	113,724	664,259
Increase (decrease) in deposits from customers, net	258,720	467,286	–	–	258,720	467,286
Dividends paid	(27,189)	(30,454)	(49,574)	(61,288)	(49,574)	(61,288)
Other	61	232	(247,754)	(392,678)	(257,212)	(403,290)
Net cash provided by (used in) financing activities	425,301	899,959	(377,080)	(252,602)	65,658	666,967

Effect of exchange rate changes on cash and cash equivalents	–	–	(21,643)	36,668	(21,643)	36,668

Net increase (decrease) in cash and cash equivalents,
including restricted	40,444	(52,821)	1,038	325,090	41,482	272,269
Cash and cash equivalents, including restricted,
at beginning of the fiscal year	509,595	550,039	964,218	965,256	1,473,813	1,515,295
Cash and cash equivalents, including restricted,
at end of the fiscal year	550,039	497,218	965,256	1,290,346	1,515,295	1,787,564
Less - restricted cash and cash equivalents,
included in other current assets and other assets	–	–	2,938	582	2,938	582
Cash and cash equivalents at end of the fiscal year	¥550,039	¥497,218	¥962,318	¥1,289,764	¥1,512,357	¥1,786,982

Going Concern Assumption
Not Applicable

Accounting Policies and Other Information

(Recently adopted accounting pronouncements)
Measurement of credit losses on financial instruments
In June 2016, the Financial Accounting Standards Board (“FASB”) issued  Accounting Standards Update (“ASU”) 2016-13, which amends the accounting guidance for credit losses on financial instruments.  The ASU requires the consideration of all available relevant information when estimating expected credit losses, including past events, current conditions and forecasts and their implications for expected credit losses.  This ASU was effective for Sony as of April 1, 2020.  The adoption of this ASU did not have a material impact on Sony’s results of operations and financial position.

Improvements to Accounting for Costs of Films and License Agreements for Program Materials
In March 2019, the FASB issued ASU 2019-02, which updates the guidance for the capitalization of film costs associated with episodic television series, requires the use of fair value rather than net realizable value when determining potential impairments of broadcasting rights, and modifies the presentation and disclosure requirements for films and broadcasting rights.  In addition, upon capitalization of film costs entities are required to determine qualitatively whether the predominant monetization strategy is on a title-by-title basis or together with other films and/or broadcast rights as part of a film group, such as in the case of a release of a film as part of a library of content on a streaming service.  In the case of a film group, impairments are evaluated at the overall film group level rather than the individual title level.  This ASU was effective for Sony as of April 1, 2020 and was applied on a prospective basis.  Upon adoption, Sony reclassified broadcasting rights in the Pictures segment and animation film production costs in the Music segment included in inventories to film costs.

Changes to the opening balances resulting from the adoption of the above ASUs were as follows:

	Yen in millions
	March 31, 2020	Impact of Adoption			April 1, 2020
		ASU 2016-13	ASU 2019-02	Total
ASSETS
Current assets:
Notes and accounts receivable, trade and contract assets	1,028,793	-	-	-	1,028,793
Allowance for credit losses *	(25,873)	(280)	-	(280)	(26,153)
Inventories	589,969	-	(31,517)	(31,517)	558,452
Other receivables	188,106	(30)	-	(30)	188,076
Prepaid expenses and other current assets	594,021	(12)	-	(12)	594,009
Total current assets	5,735,145	(322)	(31,517)	(31,839)	5,703,306
Film costs	427,336	-	31,517	31,517	458,853
Investments and advances:
Securities investments and other	12,526,210	780	-	780	12,526,990
Allowance for credit losses	-	(6,341)	-	(6,341)	(6,341)
Total investments and advances	12,734,132	(5,561)	-	(5,561)	12,728,571
Other assets:
Deferred income taxes	210,372	45	-	45	210,417
Other	340,005	(721)	-	(721)	339,284
Total other assets	3,234,086	(676)	-	(676)	3,233,410
Total assets	23,039,343	(6,559)	-	(6,559)	23,032,784
LIABILITIES
Deferred income taxes	549,538	(1,504)	-	(1,504)	548,034
Total liabilities	18,242,041	(1,504)	-	(1,504)	18,240,537
EQUITY
Sony Group Corporation’s stockholders’ equity:
Retained earnings	2,768,856	(3,669)	-	(3,669)	2,765,187
Total Sony Group Corporation’s stockholders’ equity	4,125,306	(3,669)	-	(3,669)	4,121,637
Noncontrolling interests	664,229	(1,386)	-	(1,386)	662,843
Total equity	4,789,535	(5,055)	-	(5,055)	4,784,480
Total liabilities and equity	23,039,343	(6,559)	-	(6,559)	23,032,784
* Under ASU 2016-13, Sony changed the presentation from “Allowance for doubtful accounts” to “Allowance for credit losses” on the consolidated  balance sheets.

(Number of Consolidated Subsidiaries and Affiliated Companies)
As of March 31, 2021, Sony had 1,414 consolidated subsidiaries (including variable interest entities) and 135 affiliated companies accounted for under the equity method.

(Weighted-average Number of Outstanding Shares Used for the Computation of EPS of Common Stock)

	(Thousands of shares)
	Fiscal year ended March 31
Net income attributable to Sony Group Corporation’s stockholders	2020	2021
— Basic	1,234,408	1,230,480
— Diluted	1,262,255	1,250,692

	(Thousands of shares)
	Three months ended March 31
Net income attributable to Sony Group Corporation’s stockholders	2020	2021
— Basic	1,224,106	1,238,284
— Diluted	1,251,684	1,252,372

The dilutive effect in the weighted-average number of outstanding shares for the fiscal years ended March 31, 2020 and 2021, and for the three months ended March 31, 2020 and 2021 primarily resulted from convertible bonds which were issued in July 2015.

(Segmentation)
The G&NS segment includes network services businesses, the manufacture and sales of home gaming products and production and sales of software.  The Music segment includes the Recorded Music, Music Publishing and Visual Media and Platform businesses.  The Pictures segment includes the Motion Pictures, Television Productions and Media Networks businesses.  The EP&S segment includes the Televisions business, the Audio and Video business, the Still and Video Cameras business, the　smartphone business and internet-related service business.  The I&SS segment includes the image sensors business.  The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market and a bank business in Japan.  All Other consists of various operating activities, including the disc manufacturing and recording media businesses.  Sony’s products and services are generally unique to a single operating segment.

(Reclassifications)
Certain reclassifications of the financial statements and accompanying footnotes for the fiscal year and three months ended March 31, 2020 have been made to conform to the presentation for the fiscal year and three months ended March 31, 2021, respectively.

(Reversal of valuation allowances for deferred tax assets of Sony Group Corporation and its national tax filing group in Japan)
Sony provides a valuation allowance for its deferred tax assets, which includes temporary differences, net operating losses and tax credits, when it is more likely than not that some portion, or all, of its deferred tax assets will not be realized.  The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the relevant tax jurisdiction.　Despite the spread of COVID-19, as a result of the acquisition of SFH, the taxable income of Sony Group Corporation and its national tax filing group has increased and is expected to be stable going forward.  Based on an assessment of the available positive and negative evidence, in particular recent profit history and forecasted profitability, in the quarter ended September 30, 2020, Sony reversed the valuation allowances recorded against a significant portion of the deferred tax assets in Japan, primarily for temporary differences and certain net operating losses.  As a result, Sony recorded a tax benefit of 214,900 million yen in the quarter ended September 30, 2020.  Valuation allowances continue to be recorded on the remaining Japan deferred tax assets, primarily foreign tax credits, due to restrictions on the use of such assets and their relatively short remaining carryforward periods.

Subsequent event
Setting of parameters for repurchase of shares of its own common stock
Sony Group Corporation approved the setting of the following parameters for repurchase of its own common stock pursuant to the Companies Act of Japan and Sony Group Corporation’s Articles of Incorporation at the meeting of its Board of Directors held on April 28, 2021:
1. Total number of shares for repurchase: 25 million shares (maximum)
2. Total purchase price for repurchase of shares: 200 billion yen (maximum)
3. Period of repurchase: April 30, 2021 to April 28, 2022

Consolidated Results for the Fiscal Year Ended March 31, 2021

“Sales and operating revenue” in accordance with U.S. GAAP and, in respect of the results forecast for the fiscal year ending March 31, 2022, “Sales and Financial Services revenue” in accordance with International Financial Reporting Standards (“IFRS”) are shown as “Sales” below.

	(Billions of yen, except per share amounts)
	Fiscal Year ended March 31
	2020	2021	Change
Sales	¥8,259.9	¥8,999.4	¥	+739.5
Operating income	845.5	971.9		+126.4
Income before income taxes	799.5	1,192.4		+392.9
Net income attributable to Sony Group Corporation’s stockholders	582.2	1,171.8		+589.6

Net income attributable to Sony Group Corporation’s stockholders per share of common stock:
- Basic	¥471.64	¥952.29		+480.65
- Diluted	461.23	936.90		+475.67

	(Billions of yen, except per share amounts)
	Fiscal Year ended March 31
For all segments excluding the Financial Services segment *	2020	2021	Change
Net cash provided by operating activities	¥762.9	¥1,122.2	+359.3
Net cash used in investing activities	(363.1)	(581.2)	- 218.1
Total	399.8	541.0	+141.3

* Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with U.S. GAAP.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-10 for details about the preparation of the Condensed Statements of Cash Flows.

The average foreign exchange rates during the fiscal years ended March 31, 2020 and 2021 are presented below.

	Fiscal Year ended March 31
	2020	2021	Change
The average rate of yen
1 U.S. dollar	¥108.7	¥106.1	2.6 yen appreciation
1 Euro	120.8	123.7	2.9 yen depreciation

Sales increased 739.5 billion yen (9%) compared to the previous fiscal year (“year-on-year”) to 8 trillion 999.4 billion yen mainly due to significant increases in sales in the Game & Network Services (“G&NS”) and the Financial Services segments, partially offset primarily by a significant decrease in sales in the Pictures segment.  On a constant currency basis, sales increased approximately 10% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Note on page 9.  Sales in the previous fiscal year also included 7.9 billion yen in patent royalty revenue resulting from the signing of a licensing agreement, recorded within Corporate and elimination.

Operating income increased 126.4 billion yen year-on-year to 971.9 billion yen.  This increase was primarily due to significant increases in operating income in the G&NS, Electronics Products & Solutions (“EP&S”) and Music segments, partially offset by a significant decrease in operating income in the Imaging & Sensing Solutions (“I&SS”) segment.

Operating income for the current fiscal year included the following:
・	Gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. (“Pledis”): 6.5 billion yen (Music segment)
・	Gain recorded in connection with a business transfer: 5.4 billion yen (Music segment)
・	An impairment charge against long-lived assets in the nursing care business: 7.4 billion yen (Financial Services segment)
・	Inventory write-downs of certain image sensors for mobile products: 7.2 billion yen (I&SS segment)
・	Expenses related to the Sony Global Relief Fund for COVID-19: 5.3 billion yen (Corporate and elimination)

Operating income for the previous fiscal year included the following:
・	Remeasurement and realized gains resulting from the public listing and sale of a portion of shares of SRE Holdings Corporation: 17.3 billion yen (All Other)
・	Realized and remeasurement gains resulting from the transfer of a portion of shares of NSF Engagement Corporation: 6.3 billion yen (Corporate and elimination)

During the current fiscal year, restructuring charges, net, increased 0.9 billion yen year-on-year to 25.9 billion yen.  This amount is recorded as an operating expense included in the above-mentioned operating income.

Equity in net income of affiliated companies, recorded within operating income, increased 1.9 billion yen year-on-year to income of 11.5 billion yen.

The net effect of other income and expenses was income of 220.5 billion yen, compared to an expense of 46.0 billion yen in the previous fiscal year.  This was mainly due to the recording of 247.0 billion yen in unrealized gains on Sony’s shares of Bilibili Inc. (“Bilibili”) and Spotify Technology S.A. in the current fiscal year.  The above unrealized gains also included 14.6 billion yen of an unrealized gain on an unlisted equity security and 11.2 billion yen of an unrealized gain on an equity security whose lockup restriction will expire within one year.

Income before income taxes increased 392.9 billion yen year-on-year to 1 trillion 192.4 billion yen.

During the current fiscal year, Sony recorded 1.0 billion yen of income tax expenses, resulting in an effective tax rate of 0.1%, which was lower than the effective tax rate of 22.2% in the previous fiscal year.  This lower effective tax rate was mainly due to the reversal of valuation allowances recorded against deferred tax assets in Japan and the United States.  Sony reversed valuation allowances in Japan that were recorded against a significant portion of the deferred tax assets related to the national taxes of Sony Group Corporation and its national tax filing group in Japan, which resulted in a tax benefit of 214.9 billion yen in the three months ended September 30, 2020, and adjusted valuation allowances recorded against deferred tax assets related to the local taxes at some companies in Japan, which resulted in a net tax benefit of 7.6 billion yen in the fiscal year ended March 31, 2021.  Sony reversed valuation allowances in the United States recorded against the deferred tax assets for foreign tax credits and research and development credits of the consolidated tax filing group, which resulted in a tax benefit of 21.3 billion yen and 13.6 billion yen, respectively, in the fiscal year ended March 31,2021.

Net income attributable to Sony Group Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, increased 589.6 billion yen year-on-year to 1 trillion 171.8 billion yen.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-12.

Operating Activities: During the current fiscal year, there was a net cash inflow of 1 trillion 350.2 billion yen from operating activities, an increase of 0.4 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 1 trillion 122.2 billion yen, an increase of 359.3 billion yen year-on-year.  This increase was primarily due to an increase in net income after taking into account non-cash adjustments (including depreciation and amortization, other operating (income) expense, net and (gain) loss on securities investments, net) as well as an increase in notes and accounts payable, trade compared to a decrease in the previous fiscal year.  This increase in net cash inflow was partially offset by an increase in inventory, notes and accounts receivable, trade and contract assets compared to a decrease in the previous fiscal year.

The Financial Services segment had a net cash inflow of 247.6 billion yen, a decrease of 356.6 billion yen year-on-year.  This decrease was primarily due to a year-on-year decrease in net income after taking into account non-cash adjustments such as (gain) loss on marketable securities and securities investments, net.

Investing Activities: During the current fiscal year, Sony used 1 trillion 781.5 billion yen of net cash in investing activities, an increase of 429.2 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 581.2 billion yen, an increase of 218.1 billion yen year-on-year.  This increase was mainly due to an increase in payments for fixed asset purchases including semiconductor manufacturing equipment, as well as a cash outflow resulting from a payment for the purchase of shares of Bilibili.  Additionally, the previous fiscal year included the cash inflow from the sale of all of Sony’s shares of Olympus Corporation.

The Financial Services segment used 1 trillion 200.4 billion yen of net cash in investing activities, an increase of 211.3 billion yen year-on-year.  This increase was mainly due to a year-on-year increase in payments for investments and advances at Sony Bank Inc. (“Sony Bank”).

Financing Activities: Net cash inflow from financing activities during the current fiscal year was 667.0 billion yen, an increase of 601.3 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a 252.6 billion yen net cash outflow, a decrease of 124.5 billion yen year-on-year.  This decrease was mainly due to the procurement of approximately 2 billion U.S. dollars in the form of a long-term bank loan in July 2020, as well as the redemption of straight bonds and the repayment of long-term debt in the previous fiscal year.  This decrease was partially offset by the payment of 396.7 billion yen for the acquisition of all the shares of Sony Financial Holdings Inc. (“SFH”) and the related stock acquisition rights for the purpose of making SFH into a wholly-owned subsidiary of Sony Group Corporation.  In order to fund the acquisition of all the shares of SFH and the related stock acquisition rights, a total of 396.5 billion yen in short-term bank borrowings was secured in July and October of 2020, of which the entire amount was repaid by the end of March 2021.

In the Financial Services segment, there was a 900.0 billion yen net cash inflow, an increase of 474.7 billion yen year-on-year.  This increase was primarily due to a larger increase in deposits from customers at Sony Bank and an increase in short-term borrowings at Sony Life Insurance Co., Ltd. (“Sony Life”).

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2021 was 1 trillion 787.0 billion yen.  Cash and cash equivalents of all segments excluding the Financial Services segment was 1 trillion 289.8 billion yen at March 31, 2021, an increase of 327.4 billion yen compared with the balance as of March 31, 2020.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 497.2 billion yen at March 31, 2021, a decrease of 52.8 billion yen compared with the balance as of March 31, 2020.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2022

Because Sony will voluntarily adopt IFRS starting in the first quarter of the fiscal year ending March 31, 2022, the following forecast is based on IFRS.  Below are direct comparisons of the U.S. GAAP-based results for the fiscal year ended March 31, 2021 and the IFRS-based results forecast for the fiscal year ending March 31, 2022.  Please refer to pages 11 to 14, “Effects of Transition to International Financial Reporting Standards (IFRS), as of February 3, 2021” in “Supplemental Information,” for an explanation of the major expected impacts of the voluntary adoption of IFRS on Sony’s consolidated financial statements.

The forecast for consolidated results for the fiscal year ending March 31, 2022 is as follows:

	(Billions of yen)
	March 31, 2021 Results	March 31, 2022 April Forecast	Change from March 31, 2021 Results
	(US GAAP)	(IFRS)	(Reference)
Sales	¥8,999.4	¥9,700	+ ¥700.6 bil	+ 7.8%
Operating income	971.9	930	- 41.9 bil	- 4.3
Income before income taxes	1,192.4	905	- 287.4 bil	- 24.1
Net income attributable to Sony Group Corporation’s stockholders	1,171.8	660	- 511.8 bil	- 43.7

For all segments excluding the Financial Services segment *	March 31, 2021 Results	March 31, 2022 April Forecast	Change from March 31, 2021 Results
Net cash provided by operating activities	1,122.2	910	- ¥212.2 bil	- 18.9%
* Cash flow for all segments excluding the Financial Services segment is not a measure in accordance with U.S. GAAP and IFRS.  However, Sony believes that this disclosure may be useful information to investors.  Please refer to page F-10 for details about the preparation of the Condensed Statements of Cash Flows.

Assumed foreign currency exchange rates for the fiscal year ending March 31, 2022 are below.

	(For your reference) Average foreign currency exchange rates for the fiscal year ended March 31, 2021	Assumed foreign currency exchange rates for the fiscal year ending March 31, 2022
1 U.S. dollar	106.1 yen	approximately 107 yen
1 Euro	123.7 yen	approximately 126 yen

Sales for the fiscal year ending March 31, 2022 are expected to increase year-on-year primarily due to an expected significant increase in sales in the Pictures segment and expected increases in sales in the G&NS and EP&S segments, partially offset by a significant decrease in sales in the Financial Services segment.

Operating income is expected to decrease year-on-year due to expected decreases in operating income in the Music, G&NS and I&SS segments, partially offset by expected increases in operating income in the EP&S, Financial Services and Pictures segments.

Income before income taxes is expected to decrease significantly year-on-year as a result of unrealized gains and losses on securities not being included in the April forecast.  Sony recorded 247.0 billion yen of unrealized gains on securities in the fiscal year ended March 31, 2021.

Based on U.S. GAAP, in the fiscal year ended March 31, 2021, Sony recorded unrealized gains and losses on securities as other income or expenses.  Based on IFRS, in the fiscal year ending March 31, 2022, such gains and losses will be recorded as other comprehensive income with the exception of certain securities.

Net income attributable to Sony Group Corporation’s stockholders is expected to decrease significantly year-on-year mainly due to the impact of the above-mentioned decrease in income before income taxes and an increase in tax expense following the reversal of valuation allowances recorded against deferred tax assets in the fiscal year ended March 31, 2021.
*    *    *    *    *

Business Segment Information

“Sales” in each business segment represents sales recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.  For details regarding each segment’s product categories, please refer to page F-9.

Due to organizational changes as of April 1, 2021, from the first quarter of the fiscal year ending March 31, 2022, Sony will transfer some of the businesses and functions previously included within All Other and Corporate and elimination to the EP&S segment, and make changes to the business segment classification for performance reporting.  As a result of this segment change, sales and operating income (loss) for EP&S and All Other, Corporate and elimination for the fiscal year ended March 31, 2021 in the below chart have been reclassified to conform to the presentation for the fiscal year ending March 31, 2022.  For details about this reclassification, please refer to the reconciliation on pages 7 and 8.

This reclassification is not a presentation in accordance with U.S. GAAP (for details, please refer to “Business Segment Information” on page F-6) as noted in Sony’s consolidated financial statements, but is presented to provide investors with an understanding of Sony’s business segment information by providing a measure that aligns with the way Sony will manage its business.  Sony’s management will use this measure to review operating trends and perform analytical comparisons.  This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s sales and operating income in accordance with U.S. GAAP.

	(Billions of yen)

	March 31, 2020 Results	March 31, 2021 Results	March 31, 2021 Results (Reclassified)	March 31, 2022 April Forecast
	(U.S. GAAP)	(U.S. GAAP)	(U.S. GAAP)	(IFRS)
Game & Network Services (G&NS)
Sales	1,977.6	2,656.3	-	2,900
Operating income	238.4	342.2	-	325
Music
Sales	849.9	939.9	-	990
Operating income	142.3	188.1	-	162
Pictures
Sales	1,011.9	758.8	-	1,140
Operating income	68.2	80.5	-	83
Electronics Products & Solutions (EP&S)
Sales	1,991.3	1,920.7	2,066.5	2,260
Operating income	87.3	139.2	134.1	148
Imaging & Sensing Solutions (I&SS)
Sales	1,070.6	1,012.5	-	1,130
Operating income	235.6	145.9	-	140
Financial Services
Financial services revenue	1,307.7	1,668.9	-	1,400
Operating income	129.6	164.6	-	170
All Other, Corporate and elimination
Operating loss	(55.9)	(88.5)	(83.4)	(98)
Consolidated
Sales	8,259.9	8,999.4	-	9,700
Operating income	845.5	971.9	-	930

Game & Network Services (G&NS)
Results for the fiscal year ended March 31, 2021
Sales increased 678.7 billion yen (34%) year-on-year to 2 trillion 656.3 billion yen (a 35% increase on a constant currency basis).  This significant increase in sales was primarily due to an increase in game software sales including add-on content and an increase in hardware sales due to the launch of PlayStation®5 (“PS5™”).

Operating income increased 103.8 billion yen year-on-year to 342.2 billion yen.  This significant increase was primarily due to the impact of the above-mentioned increase in game software sales, and an increase in Network Services sales, primarily from PlayStation®Plus, partially offset by a loss resulting from strategic price points for PS5™ hardware that were set lower than the manufacturing costs, as well as an increase in selling, general and administrative expenses related to the launch of PS5™.  During the current fiscal year, there was a 15.3 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2022
Sales are expected to increase year-on-year mainly due to an expected increase in hardware unit sales and the  impact of foreign exchange rates, partially offset by a decrease in sales of non-first-party titles including add-on content.  Operating income is expected to decrease year-on-year primarily due to the above-mentioned expected decrease in sales of non-first-party titles, and an expected increase in cost, primarily for game software development, partially offset by an expected increase in revenues from first-party titles and an expected improvement in hardware profitability.

Music
The Music segment results include the yen-based results of Sony Music Entertainment (Japan) Inc. and the yen-translated results of Sony Music Entertainment (“SME”) and Sony Music Publishing LLC (“SMP”)*, which aggregate the results of their worldwide subsidiaries on a U.S. dollar basis.

* Sony/ATV Music Publishing LLC, which manages EMI Music Publishing Ltd., changed its trade name to Sony Music Publishing LLC as described in the news release titled “Introducing the New Sony Music Publishing” dated February 12, 2021.

Results for the fiscal year ended March 31, 2021
Sales increased 90.0 billion yen (11%) to 939.9 billion yen (a 12% increase on a constant currency basis).  The significant increase in sales was primarily due to higher Recorded Music and Visual Media and Platform sales.  Sales for Recorded Music increased mainly due to an increase in revenues from streaming services.  Sales for Visual Media and Platform increased mainly due to an increase in sales for the anime business primarily reflecting the contribution of Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train and an increase in revenues for mobile game applications.  Operating income increased 45.7 billion yen year-on-year to 188.1 billion yen.  This significant increase was primarily due to the impact of the above-mentioned increase in sales, in addition to a 6.5 billion yen gain recorded on the sale of a portion of shares of Pledis and a 5.4 billion yen gain recorded in connection with the transfer of an overseas business.

Forecast for the fiscal year ending March 31, 2022
Sales are expected to increase year-on-year mainly due to higher sales for Recorded Music and Music Publishing primarily resulting from an expected increase in revenues from streaming services.  This increase in sales is expected to be partially offset by decreases in both the contribution of Demon Slayer – Kimetsu no Yaiba – the Movie: Mugen Train, which was released in the previous fiscal year, and in revenues from mobile game applications in Visual Media and Platform.  Operating income is expected to decrease year-on-year primarily due to the impact of the above-mentioned decrease in Visual Media and Platform sales as well as the absence of the 6.5 billion yen gain on the sale of a portion of shares of Pledis Entertainment Co., Ltd. and the 5.4 billion yen gain in connection with the transfer of an overseas business that were recorded during the previous fiscal year.  These negative factors are expected to be partially offset primarily by the impact of the above-mentioned expected increase in Recorded Music and Music Publishing sales.

Pictures
The Pictures segment results are the yen-translated results of Sony Pictures Entertainment Inc. (“SPE”), which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Results for the fiscal year ended March 31, 2021
Sales decreased 253.1 billion yen, a 25% decrease year-on-year (a 23% decrease on a U.S. dollar basis), to 758.8 billion yen.  The significant decrease in sales was primarily due to decreases in sales for Motion Pictures and Television Productions.  The decrease in sales for Motion Pictures was due to the absence of any major theatrical releases in the current fiscal year resulting from the impact of theater closures due to COVID-19, partially offset by higher home entertainment sales of prior year and catalog titles.  The decrease in sales for Television Productions was due to lower deliveries of new shows primarily due to production delays related to COVID-19.

Operating income increased 12.3 billion yen year-on-year to 80.5 billion yen. The increase in operating income was primarily due to lower marketing costs in Motion Pictures as a result of the absence of major theatrical releases due to COVID-19, as well as the impact of the above-mentioned home entertainment sales, partially offset by the above-mentioned decreases in sales.  Operating income also benefited from a decrease in charges related to a channel portfolio review in Media Networks which totaled 5.0 billion yen in the current fiscal year compared to 17.0 billion yen in the previous fiscal year.

Forecast for the fiscal year ending March 31, 2022
Sales are expected to significantly increase year-on-year primarily due to the impact of an expected increase in sales for Motion Pictures resulting from the increase in theatrical releases as theaters reopen, an increase in sales for TV Productions including revenues from the licensing of Seinfeld and an expected increase in sales for Media Networks.  Operating income is expected to increase year-on-year primarily due to the above-mentioned increase in sales, partially offset by the increase in marketing costs in support of upcoming theatrical releases.

Electronics Products & Solutions (EP&S)
Results for the fiscal year ended March 31, 2021 (Before segment realignment)
Sales decreased 70.5 billion yen (4%) year-on-year to 1 trillion 920.7 billion yen (a 3% decrease on a constant currency basis).  This decrease in sales was primarily due to a decrease in sales of digital cameras, broadcast- and professional-use products and Audio and Video resulting from lower unit sales as well as the impact of foreign exchange rates, partially offset by an increase in sales of televisions resulting from an improvement in the product mix.

Operating income increased 51.9 billion yen year-on-year to 139.2 billion yen.  This significant increase in operating income was primarily due to reductions in operating costs mainly within Mobile Communications, as well as an improvement in the product mix mainly of televisions and digital cameras, partially offset by the impact of the above-mentioned decrease in sales.  During the current fiscal year, there was a 6.6 billion yen positive impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2022 (Reclassified*)
Sales are expected to increase mainly due to an increase in sales of televisions resulting from an improvement in the product mix and an increase in sales of digital cameras resulting from higher unit sales, as well as the impact of foreign exchange rates.  Operating income is expected to increase year-on-year primarily due to the above-mentioned increase in sales as well as the positive impact of foreign exchange rates, partially offset by an increase in costs resulting from an increase in sales.

* A reconciliation between the sales and operating income (loss) of the EP&S segment and the reclassified EP&S segment for the fiscal year ended March 31, 2021 is on page 8.  The reconciliation in the following table includes the sales, cost of goods sold, and selling, general and administrative expenses related to businesses and functions which were newly included in the EP&S segment as a result of changes to the organizational structure of the segment announced on November 17, 2020 in the news release entitled “Sony Group Organizational Changes and Executive Appointments – Transition to new management structure for Electronics Products & Solutions business.”  These amounts have been deducted from All Other, Corporate and elimination (Reclassified).

	(Billions of yen)
	EP&S	All Other	Corporate and elimination
Before Reconciliation
Sales	1,920.7	229.3	-187.0
Operating income	139.2	11.4	-99.9
Reconciliation
Sales	145.7	-128.5	-17.2
Operating income	-5.1	-3.5	8.6
Reclassified
Sales	2,066.5	100.7	-204.2
Operating income	134.1	7.8	-91.2

Imaging & Sensing Solutions (I&SS)
Results for the fiscal year ended March 31, 2021
Sales decreased 58.1 billion yen (5%) year-on-year to 1 trillion 12.5 billion yen (a 3% decrease on a constant currency basis).  This decrease in sales was mainly due to a decrease in sales of image sensors for mobile products reflecting a deterioration of the product mix, partially offset by an increase in unit sales.  This decrease in sales was also due to the impact of foreign exchange rates and a decrease in sales of image sensors for digital cameras reflecting a decrease in unit sales primarily as a result of the impact of COVID-19.

Operating income decreased 89.7 billion yen year-on-year to 145.9 billion yen.  This significant decrease was mainly due to an increase in research and development expenses as well as in depreciation and amortization expenses, the impact of the above-mentioned decrease in sales, the negative impact of foreign exchange rates and the above-mentioned 7.2 billion yen of inventory write-downs of certain image sensors for mobile products whose shipments were suspended as a result of U.S. export restrictions.  During the current fiscal year, there was an 8.6 billion yen negative impact from foreign exchange rate fluctuations.

Forecast for the fiscal year ending March 31, 2022
Sales are expected to increase primarily due to an expected increase in sales of image sensors for mobile products due to an increase in unit sales, partially offset by a deterioration of the product mix, as well as an expected increase in sales of image sensors for digital cameras due to an increase in unit sales.  Operating income is expected to decrease year-on-year primarily due to an increase in research and development expenses as well as in depreciation and amortization expenses, partially offset by the impact of the above-mentioned increase in sales.

Financial Services
The Financial Services segment results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank.  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Results for the fiscal year ended March 31, 2021
Financial services revenue increased 361.2 billion yen year-on-year to 1 trillion 668.9 billion yen mainly due to  significant increases in revenue at Sony Life and Sony Bank.  Revenue at Sony Life increased 299.2 billion yen year-on-year to 1 trillion 470.9 billion yen, mainly due to an increase in net gains on investments in the separate accounts, partially offset by a decrease in premiums from single premium insurance despite an increase in the policy amount in force.  The increase in revenue at Sony Bank was due to an improvement in valuation gains and losses on securities.

Operating income increased 35.0 billion yen year-on-year to 164.6 billion yen due to significant increases in operating income at Sony Bank and Sony Assurance, partially offset by an impairment charge against long-lived assets recorded in the nursing care business.  The increase in operating income at Sony Bank was due to the above-mentioned improvement in valuation gains and losses on securities, and the increase in operating income at Sony Assurance was due to a decline in the loss ratio for automobile insurance.  Operating income at Sony Life increased 4.5 billion yen year-on-year to 128.0 billion yen.  This increase in operating income was mainly due to a decrease in the provision of policy reserves, primarily driven by the improvement in the stock market and an increase in interest rates, partially offset by an overall deterioration in the provision of policy reserves for minimum guarantees for variable life insurance and other products, resulting from market fluctuations, and net gains and losses on derivative transactions to hedge market risks, as well as expenses recorded for various provisions related to COVID-19.

Forecast for the fiscal year ending March 31, 2022
Financial services revenue is expected to decrease significantly year-on-year primarily because the positive impact on net gains on investments in the separate accounts at Sony Life, resulting from positive market conditions in the fiscal year ended March 31, 2021, is not incorporated into the forecast.  Operating income is expected to increase year-on-year primarily due to the absence of the impairment charge against long-lived assets in the nursing care business recorded in the fiscal year ended March 31, 2021 and due to an increase in insurance premium revenue reflecting an increase in the policy amount in force at Sony Life.  Partially offsetting these factors is the absence of the positive impact of the gains from market fluctuations in the fiscal year ended March 31, 2021 (including the impact of changes in the classification and measurement of financial instruments resulting from the adoption of IFRS starting in the fiscal year ending March 31, 2022).

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the above forecast.

The above forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Note
Sales on a Constant Currency Basis and Impact of Foreign Exchange Rate Fluctuations
The descriptions of sales on a constant currency basis reflect sales calculated by applying the yen’s monthly average exchange rates from the same period of the previous fiscal year to local currency-denominated monthly sales in the relevant period of the current fiscal year. For SME and SMP in the Music segment, the constant currency amounts are calculated by applying the monthly average U.S. dollar / yen exchange rates after aggregation on a U.S. dollar basis.

The Pictures segment reflects the operations of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries in U.S. dollars. Because of this, the description of the year-on-year change in sales for the Pictures segment represents the change on a U.S. dollar basis.

The impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rate for the same period of the previous fiscal year from the relevant period of the current fiscal year to the major transactional currencies in which the sales are denominated. The impact of foreign exchange rate fluctuations on operating income (loss) is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales. The I&SS segment enters into its own foreign exchange hedging transactions, and the impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.

This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP. However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

Financial Target of the Fourth Mid-Range Plan

At the Corporate Strategy Meeting for the fiscal year ending March 31, 2022 scheduled to be held on May 26, 2021, Sony Group Corporation plans to announce a mid-range plan (“Fourth Mid-Range Plan”) for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024.

In order to continue managing Sony with a long-term view, a three-year cumulative key performance indicator will be established.  That indicator, which will be the most important metric of group performance for the Fourth Mid-Range Plan, will be Adjusted EBITDA*.  Sony Group Corporation will target total Adjusted EBITDA of 4.3 trillion yen on a consolidated basis for the three fiscal years starting on April 1, 2021 and ending on March 31, 2024.

Management believes that Adjusted EBITDA is a performance metric suitable for the long-term management that Sony prioritizes.  This is because (i) it represents the sustainable earnings power of a business because it does not include the effects of one-time gains and losses, (ii) it enables management to confirm that all the businesses of the Sony Group, including the Financial Services business which has become a wholly-owned subsidiary, are expanding over the mid- to long-term through cycles of investment and return, and (iii) it is often used to calculate corporate value.

* EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is calculated by the following formula, and Adjusted EBITDA excludes the profit and loss amount that Sony deems to be non-recurring and discloses in the Quarterly Financial Statements, the Earnings Presentation Slides, the Quarterly Securities Reports and the Form 20-F.  The financial figures in the Fourth Mid-Range Plan are based on IFRS.

EBITDA = Net income attributable to Sony Group Corporation’s stockholders + Net income attributable to noncontrolling interests + Income taxes + Interest expenses, net, recorded in Financial income and Financial expense - Gain on revaluation of equity securities, net, recorded in Financial income and Financial expense + Depreciation and amortization expense excluding amortization for film costs included in Content assets and deferred insurance acquisition costs.

EBITDA and Adjusted EBITDA are not measures in accordance with IFRS.  However, Sony believes that this disclosure may be useful information to investors.  EBITDA and Adjusted EBITDA should be considered in addition to, not as a substitute for, Sony’s results and cash flows in accordance with IFRS.

*    *    *    *    *

Basic Views on Selection of Accounting Standards

Sony will voluntarily adopt IFRS from the first quarter of the fiscal year ending March 31, 2022, in lieu of the currently applied U.S. GAAP, with the goal of further streamlining and maintaining the quality of Sony’s financial and management reporting systems over the mid- to long-term, and improving the international comparability of financial information in the capital markets.

Supplemental Information

Effects of Transition to International Financial Reporting Standards (IFRS), as of February 3, 2021

The following information is to provide investors with an understanding of Sony’s IFRS-based results forecast for the fiscal year ending March 31, 2022, by reprinting the material released on February 3, 2021.

   Effects of Transition to International Financial Reporting Standards (IFRS)  Sony Corporation  February 3, 2021  (Note) This reference material is to provide investors with an understanding of Sony’s IFRS-based results forecast for the fiscal year ending March 31, 2022, by reprinting the material released on February 3, 2021.  Reference Material

 As announced in the “Notice Regarding Voluntary Adoption of International Financial Reporting Standards (IFRS)” dated February 3, 2021, Sony has decided to voluntarily adopt IFRS beginning in the fiscal year starting April 1, 2021 in lieu of the currently applied generally accepted accounting principles in the United States (“U.S. GAAP”).　This material was prepared for the purpose of explaining the major expected impacts of the adoption of IFRS on Sony’s consolidated financial statements. The information contained in this material is preliminary, is unaudited and does not necessarily reflect every impact of the adoption of IFRS on Sony’s consolidated financial statements and therefore may differ from Sony’s actual financial information based on IFRS to be disclosed at a later date. In addition, this material does not constitute an offer of securities for sale in the United States or any other jurisdiction.Sony plans to disclose its consolidated financial statements in accordance with IFRS from the first quarter of the fiscal year ending March 31, 2022. Planned disclosure for each accounting period is as follows:* The forecast for the fiscal year ending March 31, 2022 to be included in the earnings release for the fiscal year ending March 31, 2021 will be based on IFRS.  2  Accounting period  Disclosure materials  Accounting standards applied  Fiscal year ending March 31, 2021  Earnings release (financial statements and outlook)Consolidated financial statements pursuant to the Companies Act of Japan Annual Securities Report / Form 20-F   U.S. GAAP*  First quarter and subsequent quarters of the fiscal year ending March 31, 2022  Quarterly earnings release (quarterly financial statements and outlook)Quarterly Securities Report  IFRS  Fiscal year ending March 31, 2022  Earnings release (financial statements and outlook)Consolidated financial statements pursuant to the Companies Act of Japan Annual Securities Report / Form 20-F   IFRS  Notes Regarding the Material

 Decrease in deferred acquisition costs related to the above change -413.0  Increase in investments due to a change in the measurement method of debt securities at Sony Life Insurance Co., Ltd. (“Sony Life”) +2,433.7  Assets  · The numbers (1) to (4) above correspond to the numbers of the items described on p.4-5 of this material.· The balances presented as U.S. GAAP are adjusted to reflect the adoption of the new accounting standards from the balances disclosed in Sony’s most recent Form 20-F. (Refer to p.30-31 of Sony’s Quarterly Securities Report for the three months ended September 30, 2020).  Increase in insurance liabilities and deferred tax liabilities related to a change in the measurement method of debt securities at Sony Life +761.1  Increase in accumulated other comprehensive income and noncontrolling interests related to a change in the measurement method of debt securities at Sony Life +1,259.6    Liabilities  Liabilities  Equity  Equity  +724.3  +1,210.1  Assets  (Bln yen / Rounded and Unaudited)  U.S. GAAP  IFRS  U.S. GAAP  (2) Decrease in goodwill due to a change in the testing units under IFRS -96.8  +1,934.4  * The total balance of equity is not affected as these reclassifications occur within equity.  3  (3)&(4) Transfer of cumulative translation adjustments on foreign operations and adjustment of remeasurements of defined benefit liabilities from accumulated other comprehensive income to retained earnings*    Major Impacts on IFRS Balance Sheet as of April 1, 2020, Transition Date

 Item    U.S. GAAP    IFRS    Detail                (1) Measurement method for debt securities such as bonds held by Sony Life    Amortized cost measurement     Fair value measurement(“FVOCI”)*1    Expected to adopt fair value measurement method for debt securities held for ALM*2 purposes in accordance with classification requirements of financial assets under IFRSAs a result of the change in the fair value measurement, it will impact the remeasurement of deferred insurance acquisition costs and insurance liabilities of the related insurance contracts Expected to record the impact in accumulated other comprehensive income in equity (net of tax effects and noncontrolling interests adjustments)   (2) Impairment testing units for goodwill    Reporting unit(operating segment or one level below an operating segment)    CGU*3 or group of CGUs that is expected to benefit from the synergies of business combinations    Because certain CGUs are grouped at a lower level than a reporting unit, the goodwill was allocated to multiple CGUsAs a result of required impairment tests as of the transition date, goodwill allocated to certain CGUs (including businesses already sold or disposed) is expected to be determined irrecoverable and impairment losses will be recognized in retained earnings  4  *1 Fair Value through Other Comprehensive Income (method in which gains or losses from fair value measurements are recognized in other comprehensive income).*2 Asset-liability management (“ALM”) indicates the practice of managing assets and liabilities comprehensively against interest rate risk of insurance liabilities.*3 Cash-generating unit (“CGU”) is the smallest group for internal management purposes that generates cash flows largely independently from other groups.  Major Impacts on Balance Sheets from IFRS Transition

 Item    U.S. GAAP    IFRS    Detail                (3) Translation adjustments on foreign operations    ―    Optionally able to elect the cumulative translation adjustments balance to be zero at the transition date    Expected to elect cumulative translation adjustments to be zero at the transition date and to transfer it from accumulated other comprehensive income to retained earnings*  (4) Adjustment of remeasurements of defined benefit liabilities (actuarial gains and losses)    Recognize in accumulated other comprehensive income    Recognize in accumulated other comprehensive income and transfer to retained earnings immediately     Expected to retrospectively apply accounting policies under IFRS and transfer the adjusted balance as of the transition date from accumulated other comprehensive income to retained earnings*  5  * The total balance of equity is not affected as these reclassifications occur within equity.  Major Impacts on Balance Sheets from IFRS Transition

   U.S. GAAP  IFRS  *1　Until FY2023, when IFRS 17 “Insurance Contracts” becomes effective for Sony Life, which is included in the Financial Services segment, the asset side is measured at fair value based on IFRS 9 “Financial Instruments” by being recorded through accumulated other comprehensive income on the balance sheet and as a result Sony Corporation’s stockholders' equity is expected to increase temporarily. This will be a factor that lowers the consolidated return on equity (ROE) when calculated under IFRS as compared to the calculation prepared under the application of U.S. GAAP.*2　Sony Financial Holdings Inc. (“SFH”) became a wholly-owned subsidiary on September 2, 2020; however, because the balances presented above are as of April 1, 2020, the amounts do not reflect the full acquisition of SFH. After the full acquisition, an increase in noncontrolling interests related to a change in the measurement method of debt securities at Sony Life is expected to be treated as an increase in Sony Corporations’ stockholders’ equity.   Sony Corporation’s stockholders’ equity  Noncontrolling interests  5,994.5  4,784.4  Increase in Sony Corporation’s stockholders’ equity·(+) Change in the measurement method of debt securities at Sony Life*1　·(--) Impairment testing unit differences in accounting standards for goodwill  +752.9+819.5-96.8  Noncontrolling interests·(+) Change in the measurement method of debt securities at Sony Life*2　  +457.2+440.1  Contributing Factors  (Bln yen / Rounded and Unaudited)  6  Major Impacts on Equity of IFRS Balance Sheet as of April 1, 2020, Transition Date

 Item      U.S. GAAP    IFRS    Detail                  Impacts on sales and operating income                Financial services revenue and expenses                  Changes in classification and measurement method for financial instruments held in the Financial Services segment:                 E.g., changes in measurement method for certain debt securities held by Sony Bank Inc.    Elected to record unrealized gains or losses in financial services revenue    Amortized cost measurement    No recording of unrealized gains or losses from fair value measurements under IFRS   Impacts on income before income taxes and net income attributable to Sony Corporation’s stockholders                Other income or expenses                  Impacts expected from excluding gains and losses on equity securities such as stocks    Other income or expenses    Other comprehensive income    Expected to elect to not record in profit or loss under IFRS*  7  * Except for certain securities  Major Impacts on Profit or Loss from IFRS Transition

 Item      U.S. GAAP    IFRS    Detail                  Consolidated                  Principal payments for operating lease liabilities     Operating activities     Financing activities    Cash flow from operating activities increases compared to U.S. GAAP    Purchases and sales of content assets*1    Investing activities*2    Operating activities    Cash flow from operating activities decreases when content assets are purchased compared to U.S. GAAP  Financial Services                  Fund management (investments and advances)    Investing activities     Operating activities    Under U.S. GAAP, classification of these items is defined by the nature of transactions, while IFRS allows the principal revenue-producing activities to be classified in operating activities    Financing (deposits from customers, repurchase agreement, secured call money, etc.)     Financing activities    Operating activities        Policyholders’ account in the life insurance business    Financing activities    Operating activities      8  *1 Content assets include music catalogs, artist contracts, music distribution rights, film costs, etc. *2 Except for film costs, which are classified in operating activities under U.S. GAAP  Major Impacts on Cash Flow from IFRS Transition

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it. Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them. Please note that Sony discloses its forecast for consolidated results for the fiscal year ending March 31, 2022 based on International Financial Reporting Standards (IFRS). Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	Sony’s ability to maintain product quality and customer satisfaction with its products and services;
(ii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including image sensors, game and network platforms, smartphones and televisions, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing customer preferences;

(iii)
Sony’s ability to implement successful hardware, software, and content integration strategies, and to develop and implement successful sales and distribution strategies in light of new technologies and distribution platforms;

(iv)
the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures, investments, capital expenditures, restructurings and other strategic initiatives;

(v)
changes in laws, regulations and government policies in the markets in which Sony and its third-party suppliers, service providers and business partners operate, including those related to taxation, as well as growing consumer focus on corporate social responsibility;

(vi)
Sony’s continued ability to identify the products, services and market trends with significant growth potential, to devote sufficient resources to research and development, to prioritize investments and capital expenditures correctly and to recoup its investments and capital expenditures, including those required for technology development and product capacity;

(vii)
Sony’s reliance on external business partners, including for the procurement of parts, components, software and network services for its products or services, the manufacturing, marketing and distribution of its products, and its other business operations;

(viii)	the global economic and political environment in which Sony operates and the economic and political conditions in Sony’s markets, particularly levels of consumer spending;
(ix)	Sony’s ability to meet operational and liquidity needs as a result of significant volatility and disruption in the global financial markets or a ratings downgrade;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets, liabilities and operating results are denominated;

(xii)	Sony’s ability to recruit, retain and maintain productive relations with highly skilled personnel;
(xiii)
Sony’s ability to prevent unauthorized use or theft of intellectual property rights, to obtain or renew licenses relating to intellectual property rights and to defend itself against claims that its products or services infringe the intellectual property rights owned by others;

(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xvi)	risks related to catastrophic disasters, pandemic disease or similar events;
(xvii)
the ability of Sony, its third-party service providers or business partners to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information and the personally identifiable information of its employees and customers, potential business disruptions or financial losses; and

(xviii)	the outcome of pending and/or future legal and/or regulatory proceedings.

Risks and uncertainties also include the impact of any future events with material adverse impact.  The continued impact of COVID-19 could heighten many of the risks and uncertainties noted above.  Important information regarding risks and uncertainties is also set forth in Sony’s most recent Form 20-F, which is on file with the U.S. Securities and Exchange Commission.